Exhibit 99.2.p

Contact Diamond Corporation 2005 Annual Report

Auditors’ Report

To the Shareholders of Contact Diamond Corporation:

We have audited the consolidated balance sheets of Contact Diamond Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Ernst & Young LLP

Chartered Accountants
Toronto, Canada
March 3, 2006

Summary of Significant Accounting Policies

The accompanying consolidated financial statements of Contact Diamond Corporation (“Contact Diamond” or the “company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Since a precise determination of many assets and liabilities depends on future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. These consolidated financial statements have, in management’s opinion, been prepared within reasonable limits of materiality and within the framework of the accounting policies referred to below.

The company’s ability to continue to meet its obligations and carry out its planned exploration activities is dependent upon its ability to obtain third party financing to fund its exploration programs. The accompanying consolidated financial statements have been prepared on the basis that the company will be able to continue to realize its assets and discharge its liabilities in the normal course of business and do not reflect any adjustments that may be required if this assumption proves to be incorrect.

Nature of Operations

Contact Diamond is actively engaged in the exploration of diamonds primarily in eastern Canada. Prior to July 2003, Agnico-Eagle Mines Limited (“Agnico-Eagle”) funded most of the company’s exploration and operating activities. In July and August 2003, the company successfully completed two financings which resulted in Agnico-Eagle no longer lending additional financial support to Contact Diamond. Contact Diamond is an exploration stage company.

Shareholders approved the change of the company’s name from Sudbury Contact Mines Limited to Contact Diamond Corporation at a special meeting of the shareholders held September 30, 2004. The name change reflects the company’s decision to focus its operations on its diamond exploration properties.

Basis of Consolidation

Prior to September 30, 2004, the consolidated financial statements included the accounts of the company and its wholly owned subsidiary, Nevada Contact Inc.

As of September 30, 2004, the company’s sole subsidiary was sold to Agnico-Eagle (note 5).

Exploration Expenditures

Acquired exploration properties are recorded at cost at the date of acquisition. Mineral exploration expenditures are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such a property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of feasibility studies, which indicate whether a property is economically feasible. If no mineable orebody is discovered, property acquisition costs are expensed in the period in which it is determined the property has no future economic value.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Capital Assets

Contact Diamond records depreciation on its capital assets as follows:

Building	20 years straight-line
Office Furniture	5 years straight-line

It is Contact Diamond’s policy to periodically review the carrying value of capital assets, when impairment factors exist, for possible impairment. If it is determined that the estimated net recoverable amount is less than the carrying value, then a writedown to the estimated fair value amount is made with a charge to income.

Flow-through Shares

The company has issued flow-through shares to finance some of its exploration activities. Shares were issued for cash at market prices in exchange for the company giving up the tax benefits arising from exploration expenditures.

On March 19, 2004, the Emerging Issues Committee (“EIC”) issued EIC Abstract No. 146 amending the accounting for flow-through shares. For flow-through share transactions initiated after March 19, 2004, the company records the cost of the foregone tax benefits as a cost of issuing the flow-through shares to the investors when the flow-through share expenditures are renounced. When the company has loss carry-forwards and/or deductible temporary differences that it has not recognized in previous years, the company reverses the valuation allowance against that portion of its unrecognized future tax assets as a recovery of income taxes in the consolidated statements of loss and deficit. For flow-through share transactions initiated prior to March 20, 2004, the company did not record the reversal of a portion of the valuation allowance through the consolidated statements of loss and deficit; rather, it recorded the reversal as a direct offset to the share issuance costs.

Income Taxes

The company follows the liability method of tax allocation for accounting for income taxes. Under this basis of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

Employee Stock Options

Prior to January 1, 2004, the company accounted for its stock option grants based on the recognition and measurement principles of Section 3870. The application of Section 3870 resulted in no compensation expense being recorded in Contact Diamond’s circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. Effective January 1, 2004, the company retroactively adopted, without restatement of prior periods, Canadian Institute of Chartered Accountants Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” This accounting standard recommends the expensing of stock option grants after January 1, 2002. This standard recommends that the fair value of stock options be recognized in income over the applicable vesting period as compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. The adoption of this standard resulted in a charge to deficit of $2,705,750 on January 1, 2004.

Consolidated Balance Sheets

Contact Diamond Corporation (Incorporated under the laws of Ontario)

As at December 31,
(Canadian dollars)	2005	2004

Assets
Current
Cash and cash equivalents	$2,461,194	$1,582,600
Restricted cash (note 4(c))	—	3,904,432
Prepaid expenses and sundry receivables	54,263	239,936
Total current assets	2,515,457	5,726,968

Investment (note 2)	380,000	380,000
Capital assets, net (note 3)	91,509	87,408
	$2,986,966	$6,194,376
Liabilities
Current
Accounts payable and accrued liabilities (note 7)	$1,262,688	$31,967
Income and capital taxes payable	—	12,324
Total current liabilities	1,262,688	44,291

Loans payable to shareholder (note 1)	3,902,111	3,902,111

Shareholders’ Equity (Deficiency)
Common shares (note 4)
Authorized — unlimited shares, without par value
Issued — 35,106,125 shares (2004 — 31,226,125 shares)	80,010,916	77,885,196
Stock options	2,812,697	2,747,165
Warrants (note 4(d))	—	27,600
Contributed surplus	19,366,111	19,338,511
Deficit	(104,367,557)	(97,750,498)
	(2,177,833)	2,247,974
	$2,986,966	$6,194,376

See accompanying notes

On behalf of the Board

/s/ John G. Jakolev	/s/ James D. Nasso
John G. Jakolev	James D. Nasso
Director	Director

Consolidated Statements of Loss and Deficit

Contact Diamond Corporation

For the years ended December 31,
(Canadian dollars)	2005	2004	2003

Revenues
Gain on sale of exploration properties (note 5)	$—	$3,296,000	$118,653
Interest and sundry	105,916	94,078	108,301
	105,916	3,390,078	226,954

Expenses
Exploration	$5,817,874	$5,119,426	$8,325,820
Management salaries and benefits	280,670	—	—
Shareholders’ information	186,061	104,712	50,858
Legal and audit fees	185,706	104,064	45,003
Office and miscellaneous	66,366	(17,604)	10,907
Stock-based compensation	65,532	41,415	—
Directors’ fees	49,050	13,800	12,900
Transfer agent fees	22,410	36,366	27,228
Insurance	9,936	10,300	—
Depreciation	5,322	366	—
Loss before tax recovery and large corporations tax	6,583,011	2,022,767	8,245,762

Tax recovery	(1,791,300)	—	(148,903)
Large corporations tax	—	12,324	—
Net loss for the year	4,791,711	2,035,091	8,096,859

Deficit, beginning of year	97,750,498	92,663,749	83,409,471
Adoption of accounting standard issued by the Canadian Institute of Chartered Accountants relating to stock-based compensation	—	2,705,750	—
Share and warrant issue costs	1,825,348	345,908	1,157,419

Deficit, end of year	$104,367,557	$97,750,498	$92,663,749

Net loss per share — basic and diluted (note 4(g))	$0.14	$0.07	$0.33

See accompanying notes

Consolidated Statements of Cash Flows

Contact Diamond Corporation

For the years ended December 31,
(Canadian dollars)	2005	2004	2003

Operating Activities
Net loss for the year	$(4,791,711)	$(2,035,091)	$(8,096,859)
Add (deduct) items not affecting cash:
Tax recovery	(1,791,300)	—	—
Gain on sale of exploration properties	—	(3,296,000)	(118,653)
Stock-based compensation	65,532	41,415	—
Depreciation	5,322	366	—
Exploration expenditures funded through shares issuance	90,720	110,100	—
Changes in non-cash working capital balances:
Prepaid expenses and sundry receivables	185,673	(200,861)	96,761
Accounts payable and accrued liabilities	1,230,721	(42,755)	32,878
Income and capital taxes payable	(12,324)	12,324	(75,771)
Cash used in operating activities	(5,017,367)	(5,410,502)	(8,161,644)

Investing Activities
Purchase of capital assets	(9,423)	(87,774)	—
Proceeds from sale of exploration properties (note 5)	—	3,296,000	118,653
Increase in investment (note 2)	—	(380,000)	—
Decrease (increase) in restricted cash (note 4(c))	3,904,432	(2,447,325)	(1,457,107)
Cash provided by (used in) investing activities	3,895,009	380,901	(1,338,454)

Financing Activities
Decrease in loans payable to shareholder (note 1)	—	—	(329,915)
Common shares issued	2,035,000	5,250,000	10,168,900
Warrants issued	—	—	27,600
Share and warrant issue costs	(34,048)	(345,908)	(1,157,419)
Cash provided by financing activities	2,000,952	4,904,092	8,709,166
Net increase (decrease) in cash and cash equivalents during the year	878,594	(125,509)	(790,932)
Cash and cash equivalents, beginning of year	1,582,600	1,708,109	2,499,041
Cash and cash equivalents, end of year	$2,461,194	$1,582,600	$1,708,109

See accompanying notes

Notes to Consolidated Financial Statements

December 31, 2005 (Canadian dollars)

1

Loans Payable to Shareholder

	2005	2004
Agnico-Eagle Mines Limited Outstanding principal	$3,902,111	$3,902,111

The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan is due on demand, unsecured and bears interest at 8% (2004 — 8%) per annum. Agnico-Eagle has waived interest on the loan commencing May 13, 2002 and will not charge interest or demand repayment of the loan and any outstanding interest within the next year. Accordingly, the outstanding principal and accrued interest on the loan has been classified as a long-term liability. Interest expense relating to the loan for 2005 was nil (2004 — nil).

2

Investment

In 2004, the company entered into a letter of agreement with Trigon Exploration Canada Ltd. (“Trigon”) to earn up to a 60% interest in Trigon’s IC/LO property in Nunavut. Pursuant to the agreement, the company purchased 690,909 units in the initial public offering of Trigon on November 1, 2004. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into common shares at a strike price of $0.75 and expires May 2006. The market value of the common shares at December 31, 2005 was $131,273. The warrants are not listed on a stock exchange.

3

Capital Assets

			2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Building	$91,031	$4,917	$86,114	$87,774	$366	$87,408
Furniture	6,166	771	5,395	—	—	—
	$97,197	$5,688	$91,509	$87,774	$366	$87,408

4

Capital Stock

(a) Summary of Common Share Transactions:

		2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount

Common shares issued, beginning of year	31,226,125	$77,885,196	27,651,125	$72,525,096	21,656,025	$62,356,196
Shares issued under a flow-through share private placement (note 4(c))	3,700,000	2,035,000	3,500,000	5,250,000	3,197,100	5,328,500
Shares issued by public offering (note 4(d))	—	—	—	—	2,760,000	4,802,400
Shares issued under stock option plan	—	—	—	—	38,000	38,000
Shares issued for acquisition of Trigon (note 4(e))	—	—	75,000	110,100	—	—
Shares issued to fund exploration expenditures (note 4(f))	180,000	90,720	—	—	—	—
Common shares issued, end of year	35,106,125	$80,010,916	31,226,125	$77,885,196	27,651,125	$72,525,096
Weighted average number of common shares	33,122,792		29,171,958		24,399,067

(b) Employee Stock Option Plan (“ESOP”)

The company’s ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the company’s common shares issued and outstanding at the date of grant. Up to September 30, 2004, the total number of common shares subject to option under the ESOP was limited to 3,000,000 and all shares granted under the ESOP vested immediately with a maximum term of 10 years.

In 2004, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On September 30, 2004, the shareholders approved resolutions to amend the ESOP accordingly and to increase the number of common shares reserved for issuance under the ESOP by 1,000,000 to 4,000,000.

Of the 342,000 options granted under the ESOP in 2005, 85,500 options granted vest immediately and expire in the year 2010. The remaining options expire in 2010 and vest in equal instalments, on each anniversary date of the grant, over a three-year term. Of the 293,000 options granted under the ESOP in 2004, 80,750 options granted vest immediately and expire in the year 2009. The remaining options expire in 2009 and vest in equal instalments, on each anniversary date of the grant, over a three-year term.

The following tables summarize information about Contact Diamond’s outstanding stock options:

		2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	2,690,000	$1.70	2,407,000	$1.82	1,889,000	$1.54
Granted	342,000	0.76	293,000	0.67	568,000	2.67
Exercised	—	—	—	—	(38,000)	1.00
Expired	—	—	—	—	—	—
Cancelled	(255,000)	1.64	(10,000)	1.00	(12,000)	1.00
Outstanding, end of year	2,777,000	$1.59	2,690,000	$1.70	2,407,000	$1.82

Options exercisable at end of year	2,550,500		2,477,750		2,407,000

		Options Outstanding		Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
	Number	Life	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	(in years)	Price	Exercisable	Price

$0.00-$0.99	585,000	4.13	$0.69	358,500	$0.66
$1.00-$1.99	1,049,000	3.53	$1.01	1,049,000	$1.01
$2.00-$3.00	1,143,000	6.72	$2.57	1,143,000	$2.57
	2,777,000	4.97	$1.59	2,550,500	$1.66

The company has reserved for issuance 2,777,000 common shares in the event these options are exercised. The number of unoptioned shares available for granting as at December 31, 2005 was 846,500 (2004 — 933,500; 2003 — 216,500).

The following table illustrates the effect on net loss for 2003 and net loss per share as if the company had applied the fair value recognition provisions of Section 3870 to account for its stock option grants.

2003
Net loss for the year, as reported	$8,096,859
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	1,278,000
Pro forma net loss	$9,374,859
Net loss per share:
Basic and diluted, as reported	$0.33
Basic and diluted, pro forma	$0.38

Contact Diamond estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.00%	3.00%	4.25%
Expected life of options (in years)	2.5	2.5	5
Expected volatility of Contact Diamond’s share price	50.3%	120.0%	121.6%
Expected dividend yield	0%	0%	0%

The weighted average fair value of options granted during 2005 was $0.25.

(c) Flow-through Share Private Placements

On July 27, 2005, the company entered into flow-through share private placement agreements with various investors, whereby the company issued an aggregate of 3,700,000 (2004 — 3,500,000; 2003 — 3,197,100) common shares to the investors for aggregate cash proceeds of $2.0 million (2004 — $5.3 million; 2003 — $5.3 million). In 2005, the company used all restricted cash funded by the 2004 and 2005 private placements through exploration expenditures. Therefore, the company’s restricted cash balance at the end of 2005 is nil.

(d) Public Offering

In 2003, Contact Diamond issued 2,760,000 units, each consisting of one common share and one-half warrant, at $1.75 per unit for net proceeds of $3.7 million, after deducting share issue costs of $1.1 million (no related income tax effect). Each whole warrant entitled the holder to purchase one common share at a price of $2.50, subject to certain adjustments summarized in the prospectus document. The warrants expired on July 28, 2005.

(e) Issuance of Shares to Trigon Exploration Canada Ltd.

In 2003, Contact Diamond entered into an option agreement with Trigon Exploration Canada Ltd. whereby the company can earn up to a 61% interest in Trigon’s RAM Diamond property in the Northwest Territories. The issuance of 75,000 shares in 2004 to Trigon to satisfy the requirements of the option agreement is recorded by the company as part of exploration expenditures. The shares were recorded at the market price at the time of issuance.

(f) Issuance of Shares to Fund Exploration Expenditures

In the fourth quarter of 2005, Contact Diamond entered into seven separate option agreements relating to the Timiskaming Diamond Project to obtain the rights to conduct exploration activities on various properties. 180,000 common shares were issued in association with the agreements and seven tranches of 200,000 five-year warrants totalling 1,400,000 warrants were registered to seven option signatories. Each tranche of warrants is exercisable into an equivalent number of common shares at an exercise price per share equal to $1.50 in the event that a production decision amongst other criteria is made on a commercial deposit discovered within the boundaries of each specific option agreement. Certificates representing such warrants were issued to the option signatories but have been physically retained by Contact Diamond until the date of the commencement of commercial production.

(g) Equity Instruments and Loss per Share

The following table presents the maximum number of common shares that would be outstanding if all equity instruments outstanding at December 31, 2005 were exercised:

Common shares outstanding at December 31, 2005	35,106,125
Employees’ stock options	2,777,000
37,883,125

For 2005, 2004 and 2003, the warrants and employees’ stock options were anti-dilutive, resulting in no differences between basic and diluted loss per share for each of these years.

5

Gain on Sale of Exploration Properties

In the third quarter of 2004, the company sold its interests in all of its gold and precious metals exploration properties in the United States and Canada to Agnico-Eagle for cash consideration of $3,290,000. Agnico-Eagle is a public company listed on the Toronto and New York Stock Exchanges, and which directly owns 39.4% of the common shares of the company. The company recorded the transaction at the exchange amount of $3,290,000, which represents the fair value of the properties sold. The fair value was determined based on a valuation prepared by Watts, Griffis and McQuat Limited, consulting geologists and engineers.

6

Income Taxes

	2005	2004	2003
Canadian federal and provincial tax rates	(38.12)%	(39.12)%	(42.12)%
Increase (decrease) in income taxes resulting from:
Tax effect of flow-through share expenditure renunciation	(27.21)%	—	—
Temporary differences not benefited	32.26%	38.28%	38.86%
Non-capital losses not benefited	5.86%	9.19%	1.46%
Permanent differences	—	(7.74)%	—
	(27.21)%	0.61%	(1.8)%

In 2005, the company recovered cash income taxes of nil (2004 — nil; 2003 — recovered $73,167).

In addition, the company has approximately $2.8 million (2004 — $8.1 million) of cumulative Canadian exploration and development expenses available to reduce future years’ taxable income.

As at December 31, 2005 and 2004, the company’s future income tax assets were as follows:

	2005	2004
Non-current future income taxes:
Deferred expenditures	$750,749	$2,542,049
Net operating loss carry-forwards	604,458	259,209
Capital loss carry-forwards	1,256,604	1,256,604
Other temporary differences	243,186	341,004
Valuation allowance	(2,854,997)	(4,398,866)
Non-current future income tax assets	$—	$—

7

Accounts Payable and Accrued Liabilities

As at December 31, 2005 Contact Diamond had $1.0 million payable to Agnico-Eagle for expenditures incurred on behalf of Contact Diamond Limited during the year. The full amount owing was paid to Agnico-Eagle in January 2006.

8

Financial Instruments

The company does not currently engage in any derivative financial instrument activities.

The fair values of the company’s liabilities are not readily determinable due to the company’s current financial condition. The company’s cash, restricted cash and receivables are carried at cost, which approximates fair value.